Mail Stop 4561
								September 1, 2005


Charles A. Mihal
Secretary, Treasurer and Chief Financial Officer
Home City Financial Corporation
2454 North Limestone Street
Springfield, Ohio, 45503

	Re:	Home City Financial Corporation
	Form 10-KSB for Fiscal Year Ended December 31, 2004
		File No. 000-21809

Dear Mr. Mihal:

	We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      Sincerely,



      Don Walker
Senior Assistant Chief Accountant